Share Sale and Purchase Agreement
relating to Cardpoint Limited

Dated	7 August, 2013
Payzone Ventures Limited (1)
Cardtronics Europe Limited (2)
Warrantors (3)

Table of Contents

INTRODUCTION	1
OPERATIVE PROVISIONS	1
1Definitions	1
2Sale and purchase of the Shares	7
3Consideration	7
4Locked box	8
5Completion	8
6Seller Warranties	9
7Buyer Warranties	9
8Restrictive Covenants	9
9Buyer’s Undertakings	11
10Release of guarantees	11
11Insurance	11
12Announcements	12
13Confidentiality	12
14Entire agreement	13
15Cumulative rights	14
16Assignment and transfer	14
17Costs and expenses	14
18Interest on late payments	15
19No set-off	15
20Effect of Completion	15
21Waiver	15
22Variation	15
23Severance	15
24Notices	16
25Counterparts	17
26Governing language	17
27Governing law	17
28Jurisdiction	17
29Interpretation	17
30Rights of third parties	18
31Section 338(g) Internal Revenue Code Election	19
32Execution	19
SCHEDULE 1 - The Warrantors
SCHEDULE 2
Part 1: - Documents which are to be delivered by the Seller at Completion
Part 2: - Documents which are to be delivered by the Buyer at Completion
SCHEDULE 3 - Title Warranties
SCHEDULE 4 - Buyer Warranties
SCHEDULE 5 - Locked Box
SCHEDULE 6 - Permitted Leakage
SCHEDULE 7 - Locked Box Accounts
SCHEDULE 8 – Senior Employees
APPENDIX 1 – Permitted Leakages

1

	Date	7 AUGUST, 2013

Parties
(1)	PAYZONE VENTURES LIMITED (company number 07112083) whose registered office is at Davidson House, Gadbrook Park, Northwich, Cheshire CW9 7TW (the “Seller”);
(2)	CARDTRONICS EUROPE LIMITED (company number 08316358) a company incorporated in England and Wales whose registered office is at Rutland House, 148 Edmund Street, Birmingham B3 2JR (the “Buyer”);
(3)	The individuals whose names are listed in Schedule 1 (the “Warrantors”); and

INTRODUCTION

(A)The Company was incorporated in England and Wales on 27 October 2000 and is registered under number 04098226 as a private company limited by shares.

(B)The Seller has agreed to sell to the Buyer and the Buyer has agreed to purchase the Shares for the Completion Consideration and otherwise in the manner and on and subject to the terms of this Agreement.

(C)The Warrantors are a party to this Agreement solely for the purposes of clause 4  (Locked box) and clause 8  (Restrictive Covenants) together with Schedule 5 (Locked Box) and Schedule 6 (Permitted Leakage).

OPERATIVE PROVISIONS

1Definitions

In this Agreement, except where a different interpretation is necessary in the context, the words and expressions set out below shall have the following meanings:

Accounts

the consolidated audited balance sheet as at the Accounts Date, and the consolidated audited profit and loss account for the financial year ended on the Accounts Date, of the Group together with the notes, reports, statements (including cash flow statements, if applicable) and other documents which are or would be required by law to be annexed to the accounts of the company concerned and to be sent or made available to members, a copy of each of which has been supplied to the Buyer and is included in the Data Room Documents

Accounts Date	30 September 2012
Affiliate

in relation to any body corporate (whether or not registered in the United Kingdom), any holding company or subsidiary of such body corporate or any subsidiary of a holding company of such body corporate in each case from time to time

this Agreement	this agreement including the Introduction and the Schedules
Applicable Law	an enforceable law or regulation, or any enforceable judgment, injunction, order or decree by any court or Authority

1

Associated Company

a company or any other body corporate (whether or not registered in the United Kingdom) in which any Group Company holds shares conferring the right to exercise 20 per cent or more of the votes which could be cast on a poll at a general meeting of such company and which is not a subsidiary of any of the Group Companies, and the term “Associated Companies” shall be construed accordingly

Authority	any governmental, regulatory or other authority and "Authorities" shall be construed accordingly
Business	collectively, the businesses of each of the Group Companies at the date hereof
Business Day	a day other than a Saturday, Sunday or public holiday in either (i) England and Wales or (ii) Germany
Buyer Warranties	the warranties given by the Buyer in clause 6 and Schedule 4 and each buyer warranty statement shall be a “Buyer Warranty”
Buyer’s Group	the Buyer, any holding company of the Buyer and any subsidiary of the Buyer or such holding company from time to time and references to “any member of the Buyer Group” shall be construed accordingly
Buyer’s Guarantee Deed	the buyer’s guarantee deed between Cardtronics Holdings LLC, the Buyer and the Seller entered into around the date hereof in respect of the Buyer’s obligations under this Agreement
Buyer’s Solicitors	Squire Sanders (UK) LLP of 7 Devonshire Square, London EC2M 4YH
Change of Control	occurs if a person who controls any body corporate ceases to do so or if another person acquires control of it, where "control" has the meaning set out in section 1124 of the Corporation Tax Act 2010
Claim	any claim for breach of the Title Warranties or any other provision of this Agreement, including any Locked Box Claim
the Company	Cardpoint Limited, short particulars of which are set out in Part 1 of Schedule 4 of the Warranty Deed
Completion	completion of the sale and purchase of the Shares in accordance with the terms of clause 5
Completion Consideration	£71,115,292.74
Confidential Information

all technical, financial, commercial and other information of a confidential nature relating to the Business, including without limitation, trade secrets, know-how, inventions, product information and unpublished information relating to Intellectual Property, object code and source code relating to software, marketing and business plans, projections, current or projected plans or internal affairs of the Group Companies, secret or confidential information, current and/or prospective suppliers and customers (including any customer or supplier lists) and any other person who has had material dealings with them

Covenantors	means the Seller and the Warrantors and Covenantor means any one of them
Data Room	the Project Copia data room hosted by Merrill Corporation closed to new documentation on Friday 2nd August 2013
Data Room Documents	the documents comprising the Data Room made available to the Buyer, listed in the data room index annexed to the Disclosure Letter and included on the DVD provided by Merrill Corporation
Deferred Share	the one issued deferred share of £0.05 in the capital of the Company
Disclosure Letter

a letter in the agreed form dated on or before the date of this Agreement from the Warrantors to the Buyer, delivered to the Buyer immediately before execution of this Agreement, for which the Buyer has acknowledged receipt

Encumbrance

any mortgage, charge, pledge, lien, encumbrance, equity, pledge, guarantee, declaration of trust, assignment, claim or other third party right or interest or security interest, title retention or any other security agreement or arrangement or any agreement to create any of the above (including any right to acquire, option or right of pre-emption or conversion) of any nature whatsoever

Equity Ticker	£5,183,680, calculated by reference to a daily rate of £32,398 per day for each day from (but excluding) the Locked Box Date up to and including the date of Completion
German Warrantors	Jonathan Simpson-Dent and Andreas Raabe
Gross Transaction Bonuses

an aggregate amount of £463,729 representing the total cost to the Group (including PAYE, and employee and employer NIC) of the following amounts in respect of Jonathan Simpson-Dent  (£136,560 including PAYE, and employee and employer NIC), Alastair Mayne (£113,800 including PAYE, and employee and employer NIC), Chris Judge (£50,000 including PAYE, and employee and employer NIC) and Tim Halford (£113,800             including PAYE, and employee and employer NIC) by the Company and in the case of Andreas Raabe (£49,569             including all income taxes and social security charges) by Cardpoint GmbH, as a bonus pursuant to clause 5.3

Group	the Company and each of the Subsidiaries, and “Group Company” shall be construed accordingly
Group Covenant Deed

a deed in the agreed form between the Buyer and certain of the Seller’s Covenantors pursuant to which certain of the Seller’s Covenantors covenant to the Buyer and each Group Company in the form as set out in clause 8  (Restrictive Covenants)

Group Indebtedness

the intra group debt of 34,306,657.26 owed by the Company to the Seller immediately prior to Completion (being an amount in pounds sterling which is equal to €40,138,789 at euro to pound sterling exchange rate of 1.17)

Group Relief	any relief surrendered or claimed pursuant to Part 5 of the Corporation Tax Act 2010
Group Relief Deed

a deed in the agreed form between the Company and  members of the Seller’s Group pursuant to which those certain member of the Seller’s Group agrees to surrender Group Relief to the Group on the basis agreed therein for the accounting period ended 30 September 2012 and for the accounting period current at Completion and that any such surrenders, including surrenders made prior to the date of this Agreement, shall not be withdrawn or amended without the prior written consent of the Buyer

Initial Amount	£99,999,999
Insurer	AIG Europe Limited (company number 1486260) whose registered office is at the AIG Building, 58 Fenchurch Street, London EC3M 4AB
Intellectual Property

patents, trade marks, service marks, goodwill or right to sue for passing off, copyrights and related rights, registered designs, trade names, business names, domain names and email address names, rights in designs, trade secrets and other confidential information, computer software and database rights, rights in know-how and other intellectual property rights whether registered of unregistered and including applications for the grant of any of the foregoing and all rights or forms of protection having equivalent or similar effect anywhere in the world

Investors	has the meaning given to it in clause 8.4(a)(iv)
Leakage	has the meaning given in paragraph 1 of Schedule 5 of this Agreement
Locked Box Accounts	the consolidated balance sheet of the Group as at the Locked Box Date set out at Schedule 7
Locked Box Claim	a claim for breach of clause 4 and Schedule 5
Locked Box Date	28 February 2013
Locked Box Obligor	has the meaning given to it in Schedule 5
Management Warranties	has the meaning given to it in the Warranty Deed
Non-Disclosable Information	all information (including but not limited to Confidential Information) that relates to:
(a)any Group Company and/or any Associated Company and/or their respective Affiliates;
(b)any aspect of the Business;

(c)the provisions of this Agreement;
(d)the negotiations relating to this Agreement;
(e)the subject matter of this Agreement;
(f)the Buyer and any of its Affiliates from time to time; or
(g)the Seller and any of its Affiliates from time to time
Ordinary Shares	116,071,834 issued ordinary shares of £0.05 each in the capital of the Company
Payzone UK	Payzone UK Limited (company number 3102137) whose registered office is at Davidson House, Gadbrook Park, Northwich, Cheshire CW9 7TW, itself a member of the Seller's Group
Payzone Logo	the registered trademarks held by the Seller’s Group as set out at Schedule 1 of the Seller's Intellectual Property Licence
Permitted Assignee	has the meaning given to it at clause 16.4(b)
Permitted Leakage	a payment set out in Schedule 6 and “Permitted Leakage” means all of those payments
Proposed Assignee	has the meaning given to it in clause 16.2
PWC Debt Restructuring

the debt restructuring in respect of the Group and the Seller’s Group entered into prior to the date of this Agreement and set out in a steps paper prepared by PWC entitled ‘Payzone Group Loan Restructuring’ dated 2 August 2013

Referable Amount	the Initial Amount, the Equity Ticker and the VAT Claim Consideration
Restricted Period	in the case of the Seller and the Seller’s Covenantors, a period of 2 years from Completion and in the case of the Warrantors, a period of 12 months from Completion.
Rights	has the meaning given to it at clause 16.4
Seller’s Covenantors	each member of the Seller’s Group save for its financial investors
Seller’s Group	the Seller or any of its Affiliates but excluding the Group Companies
Seller's Intellectual Property Licence	a licence in the agreed form between Payzone UK and the Company pursuant to which the Company shall be licensed by Payzone UK to use the Payzone Logo
Seller's Solicitors	SJ Berwin LLP of 10 Queen Street Place, London, EC4R 1BE
Seller's Solicitors Client Account	the bank account provided by Barclays Bank Plc with the following details: Account number: 10644994 Sort Code: 20 36 47

Senior Employee	a senior employee of any Group Company as named on the list set out at Schedule 8
Shares	the Ordinary Shares and the Deferred Share, being the entire issued share capital of the Company
Subsidiaries

those companies or other persons (whether or not registered in the United Kingdom) short particulars of which appear in Part 2 of Schedule 1 of the Warranty Deed and the expression “Subsidiary” shall mean any one of the Subsidiaries

Tax	has the meaning given to it in the Warranty Deed
Taxing Authority	has the meaning given to it in the Warranty Deed
Third Party Rights	has the meaning given to it at clause 30.2
Title Warranties	the warranties set out in Schedule 3 of this Agreement and each shall be a “Title Warranty”
Transaction Bonus

the after Tax income relating to the Gross Transaction Bonuses paid to Jonathan Simpson-Dent, Chris Judge, Alastair Mayne and Tim Halford by the Company and in the case of Andreas Raabe by Cardpoint GmbH, as a bonus pursuant to clause 5.3

UK Warrantor	has the meaning given to it in the Warranty Deed
VAT Claim

the German VAT appeal submitted by Moneybox Deutschland GmbH (filing number 42/655/0925/2-11/2 and Cardpoint GmbH (filing number 42/655/0598/8-11/2) in respect of a refund of the aggregate amount  up to a maximum amount of €6,452,304 including interest payable

VAT Claim Consideration	the amount calculated in accordance with clause 3.3
VAT Claim Cut Off Date	31 December 2016
VAT Claim Recovery Costs

all direct costs reasonably incurred by the then Buyer’s Group to settle the VAT Claim (to include any and all such costs which as at Completion have not been paid but excluding such costs which have been paid prior to Completion)

Warrantors	the persons whose names are set out in Schedule 1 of the Warranty Deed, each a “Warrantor”
Warranty Deed	the warranty deed between the Buyer and the Warrantors entered into on or around the date of this Agreement in the agreed form
W&I Insurance Policy	the insurance policy in the agreed form entered into on or about the date of this Agreement between the Insurer and the Buyer indemnifying the Buyer in respect of any breach of the Warranties
W&I Insurance Policy Amount	the premium of £128,000 plus insurance premium tax payable on that amount of £7,680 and brokers fees of £20,000 payable in respect of the W&I Insurance Policy

2Sale and purchase of the Shares

2.1The Seller shall sell with full title guarantee on and with effect from Completion, and the Buyer shall purchase, all of the Shares together with all rights attaching to them at Completion and free from all Encumbrances.

2.2The Seller covenants with the Buyer that:

(a)the Shares are fully paid (or credited as fully paid) and constitute the whole of the allotted and issued share capital of the Company;

(b)the Seller is entitled to sell and transfer the full legal and beneficial ownership of the Shares to the Buyer on the terms set out in this Agreement;

(c)the Shares will be sold and transferred to the Buyer free from any and all Encumbrances and together with all accrued benefits and rights attaching or accruing to the Shares, including all dividends declared on or after the date of this Agreement; and

(d)the Group Indebtedness is equal to the entire outstanding indebtedness owed between the Group and the Seller's Group as at Completion and no amount is owed or will be owed or become due and payable (relating to the period prior to Completion) by any of the Group Companies to any member of the Seller's Group except for the Group Indebtedness.

2.3The Seller shall at Completion waive:

(a)all pre-emption rights in respect of the Shares; and

(b)any other rights which restrict the transfer of the Shares,

conferred on the Seller by the articles of association of the Company.

3Consideration

3.1In consideration of the sale of the Shares in accordance with the terms of this Agreement, the Buyer shall pay to the Seller the Completion Consideration and the VAT Claim Consideration, if any, in accordance with clause  5.

3.2During the period between Completion up to the VAT Claim Cut Off Date, if the VAT Claim has not been settled, the Buyer shall procure that:

(a)Moneybox Deutschland GmbH and Cardpoint GmbH and any applicable Group Companies use all reasonable endeavours to obtain a resolution to the VAT Claim in their favour and secure payment in respect of any VAT Claim as soon as reasonably practicable;

(b)copies of all material correspondence, notices and documents received by or on behalf of Moneybox Deutschland GmbH and Cardpoint GmbH relating to the VAT Claim are sent to the Seller upon written request with reasonable notice; and

(c)the Seller is notified as soon as practicably possible after the Buyer or any of the applicable Group Companies becomes aware of the settlement of the VAT Claim.

3.3In the event that settlement and payment in respect of the VAT Claim occurs during the period between Completion and the VAT Claim Cut Off Date, the Buyer shall, within 5 Business Days of receipt in cleared funds of the monies representing the VAT Claim, pay to the Seller an additional amount equal to 50 per cent of the sum of: the total proceeds received by or on behalf of Moneybox Deutschland GMbH and Cardpoint GmbH relating to the VAT Claim, less the VAT Claim Recovery Costs.

3.4The Buyer shall provide the Seller with such evidence as the Seller may reasonably require on reasonable written notice evidencing the Buyer’s compliance with the obligations set out in this clause  3.

3.5In the event that no payment in respect of the VAT Claim has been received by the Buyer’s Group by the VAT Claim Cut Off Date then the obligations on the Buyer under clauses 3.2 and 3.3 shall immediately lapse and have no further effect and no VAT Claim Consideration shall be payable.

3.6Any payment made by the Seller and/or the Warrantors to the Buyer under or in respect of any breach of this Agreement (including Schedule 5 (Locked Box)) or the Warranty Deed (including, without limitation, in respect of any claim for breach of the Title Warranties or any indemnity contained in this Agreement) shall be and shall be deemed to be a reduction in the price paid for the Shares under this Agreement to the extent legally possible.

4Locked Box

The Seller warrants and undertakes and each of the Warrantors severally undertakes to the Buyer in the terms of Schedule 5.

5Completion

5.1Completion shall take place at the offices of the Buyer’s Solicitors immediately after the signing of this Agreement when each of the events set out at clause 5.2 shall occur.

5.2At Completion:

(a)the Seller and the Buyer shall deliver or cause to be delivered to the other the items listed in Parts 1 and 2 of Schedule 2 (the Buyer receiving them, where appropriate, as agent for the Company or the Subsidiaries);

(b)the Buyer shall procure the delivery to the Seller's Solicitors Client Account for the account of the Seller by an electronic transfer in favour of the Seller's Solicitors for the amount of the Completion Consideration;

(c)at Completion the Buyer shall procure that the Company shall repay the amount of the Group Indebtedness; and

(d)prior to Completion the Seller shall procure the payment of the W&I Insurance Policy Premium.

5.3After Completion the Buyer shall procure the payment of the Transaction Bonuses which shall be paid by the Company to Jonathan Simpson-Dent, Alastair Mayne, Chris Judge and Tim Halford and by Cardpoint GmbH in the case of Andreas Raabe, as part of the August 2013 payroll for each of the Company and Cardpoint GmbH respectively and the foregoing individuals and the Seller hereby confirm to the Buyer that the Transaction Bonuses constitute the entire amounts payable to those individuals by any Group Company by way of bonus or otherwise as a consequence of Completion occurring.

6Seller Warranties

6.1The Seller warrants to the Buyer as at the date of this Agreement in the terms of the Title Warranties in Schedule 3 (Title Warranties).

6.2The Buyer acknowledges that it does not rely on and has not been induced to enter into this Agreement on the basis of any warranties, representations, covenants, undertakings, indemnities or other statements whatsoever, other than those expressly set out in this Agreement and the Warranty Deed.

6.3The aggregate liability of the Seller in respect of any Claim shall not exceed 100 per cent of the Referable Amount payable to the Seller. For the purposes of this paragraph, the liability of the Seller shall be deemed to include the amount of all costs, expenses, fees and other liabilities (together with any VAT) payable by the Seller in connection with the satisfaction, settlement or determination of any such Claim.

6.4The Management Warranties are given by the Warrantors pursuant to the Warranty Deed.  The Warrantors are party to this Agreement solely for the purpose of clauses 4  (Locked Box) and 8  (Restrictive Covenants) and shall, save for in respect of their fraud or fraudulent misrepresentation, have no liability under this Agreement save for a liability for damages in the event that they are in breach of their obligations under such clauses and any liability in relation to any breach of clause 4 shall be subject to the provisions of the Warranty Deed.

6.5The sole remedy of the Buyer for any breach of any of the Title Warranties or any other breach of this Agreement by the Seller shall be an action for damages.  The Buyer shall not be entitled to rescind or terminate this Agreement in any circumstances whatsoever, other than any such right in respect of fraudulent misrepresentation.

6.6The Seller covenants with the Buyer and each Group Company and undertakes to procure that each member of the Seller’s Group shall surrender Group Relief to the Group on the basis agreed in the Group Relief Deed  and that any such surrenders, including surrenders made prior to the date of this Agreement, shall not be withdrawn or amended without the prior written consent of the Buyer and the Seller agrees to indemnify the Buyer and each Group Company for any loss caused by a breach of this clause 6.6 or any breach by a member of the Seller’s Group of the Group Relief Deed.

7Buyer Warranties

7.1The Buyer warrants to the Seller in the terms of the Buyer Warranties in Schedule 4 (Buyer Warranties).

7.2The Buyer acknowledges that the Seller has entered into this Agreement in reliance on the Buyer Warranties.

8Restrictive Covenants

8.1The Covenantors severally covenant with the Buyer and each Group Company (in the case of the Seller for itself and on behalf of each of the Seller’s Covenantors and in the case of each of the Warrantors on behalf of himself alone and not on behalf of any other Covenantor) that he or it (as the case may be) and (in respect of the Seller alone) the Seller’s Covenantors shall not during the Restricted Period be concerned in any of the businesses referred to hereunder in the United Kingdom and/or Germany which is competitive with the Business as conducted at Completion, being Notemachine, Infocash, Yourcash, Raphael, Paypoint, Intercard, Euronet or any other business operated by a new entrant to the ATM market that operates in excess of 500 ATMs and which is competitive with the Business as conducted as at Completion.

8.2Each Covenantor severally covenants with the Buyer and each Group Company that (in the case of the Seller for itself and on behalf of each of the Seller’s Covenantors and in the case of each of the

Warrantors on behalf of himself alone and not on behalf of any other Covenantor) that he or it (as the case may be) and (in the case of the Seller alone) the Seller’s Covenantors shall not:

(a)during the Restricted Period induce or attempt to induce any person who is at Completion a Senior Employee of a Group Company to leave the employment of that Group Company; or

(b)during the Restricted Period canvass or solicit or allow a business in which they or any of them are concerned to canvass or solicit orders for goods of a similar type to those being manufactured or dealt in or for services similar to those being provided by any Group Company at Completion from any person who is at Completion or has been at any time within the twelve month period ending on Completion a customer of a Group Company

8.3With effect from Completion, the Seller, for itself and on behalf of each of the Seller’s Covenantors, undertakes not to infringe or allow to be infringed by any member of the Seller’s Group (subject to clause 8.10)  any intellectual property rights in the trade name ‘CASHZONE’ as such trade name is used by a Group Company at Completion.

8.4For the purposes of this clause  8:

(a)a person is concerned in a business if such person carries on the business as principal or agent or if:

(i)they are a partner, director, employee, secondee, consultant or agent in, of or to any person who carries on the business; or

(ii)they have any direct or indirect financial interest (as shareholder or otherwise) in any person who carries on the business and, in the case of a Warrantor, that Warrantor is concerned or involved with the management of that financial interest or such business; or

(iii)they are a partner, director, employee, secondee, consultant or agent in, of or to any person who has a direct or indirect financial interest (as shareholder or otherwise) in any person who carries on the business; or

(iv)disregarding any financial interest of a person in securities which are listed or traded on any generally recognised market, if that person, and any person connected with that person (the “Investors”) are together interested in securities which amount to less than 3% of the issued securities of that class and which, in all circumstances, carry less than 3% of the voting rights (if any) attaching to the issued securities of that class, and provided that none of the Investors is involved in the management of the business of the issuer of the relevant securities or of any person connected with it otherwise than by the exercise of voting rights attaching to securities;

(b)references to a Group Company include any successors in business; and

(c)subject to clause 8.10, from Completion the Seller's Group will no longer own an ATM operations business in the United Kingdom or Germany.  As such, the Buyer confirms that the business of the Seller’s Group as it is carried on at Completion shall not be deemed to be a business which is competitive with the Business, and no Seller’s Group Company shall be in breach of any covenant or undertaking in this clause by virtue of carrying on its business as it is carried on at Completion.

8.5The Seller shall procure that certain of the Seller’s Covenantors enter into the Group Covenant Deed. For this purpose the Seller confirms that the Seller’s Covenantors that are not a party to the Group Covenant Deed are non-trading companies and the Seller shall procure that any other member of the Seller’s Group that becomes a trading company after the date of this Agreement but before the end of the Restricted Period shall adhere to the terms of the Group Covenant Deed by entering into an adherence agreement in an appropriate form.

8.6Each of the restrictions in each paragraph or sub-clause above shall be enforceable independently of each of the others and its validity shall not be affected if any of the others is invalid.

8.7If any of those restrictions is void but would be valid if some part of the restriction were deleted, the restriction in question shall apply with such modification as may be necessary to make it valid.

8.8The Seller acknowledges that the above provisions of this clause are no more extensive than is reasonable to protect the Buyer as the purchaser of the Shares.

8.9The covenants in this clause may with the prior written consent of the Buyer be enforced by any Group Company against the Seller under the Contracts (Rights of Third Parties) Act 1999.

8.10Any third party who shall, at any time after Completion, acquire, directly or indirectly, a majority of the issued share capital of the Seller or of any member of the Seller’s Group shall not be bound by the covenants given by the Seller's Covenantors in relation to such third party’s own existing business to the extent it competes with the Business and none of the Seller nor any of the Seller’s Covenantors shall be required to procure compliance by such person with any provision of this clause  8.  For the purposes of this clause 8.10, a third party shall be any person who is not at Completion either connected to the Seller or to any member of the Seller’s Group.  For the avoidance of doubt the restrictions as set out in this clause 8 shall continue to apply to the Seller’s Covenantors notwithstanding such acquisition.

9Buyer’s Undertakings

The Buyer (for itself and on behalf of each member of the Buyer's Group) undertakes that with effect from Completion, and subject to the provisions of the Seller’s Intellectual Property Licence, it will not undertakes not to infringe or allow to be infringed by any member of the Buyer’s Group any intellectual property rights in any trade name, trade marks, brand name or logo used by the Seller’s Group at Completion.

10Release of guarantees

To the extent that they are not released on Completion, the Buyer shall and shall procure that each of the Group Companies shall, following Completion use their respective reasonable endeavours to procure the irrevocable and unconditional release in full of the Seller from all guarantees, claims, securities, indemnities or other similar obligations within a reasonable period of the Buyer becoming aware of such obligation existing at Completion and given in respect of the liabilities or obligations of any of the Group Companies (whether arising in respect of the period before or after Completion) and the Buyer agrees with the Seller for itself and on behalf of each of the Group Companies that pending such release and / or to the extent that such release is not effected it shall indemnify and keep indemnified the Seller from and against any and all claims, liabilities, damages, reasonable costs and expenses (whether arising in respect of the period before or after Completion) arising out of or in connection with such guarantees, claims, securities or indemnities.

11Insurance

11.1After Completion, the Buyer undertakes that it shall not, and shall procure that none of the Group Companies shall, make any notifications or claims under any insurance policy maintained by the Seller, whether the matters giving rise to such notification or claim occurred before or after Completion.  The Buyer acknowledges and agrees that the Seller may, before Completion, procure that each Group Company shall provide the Seller with a written waiver of its rights to make a notification or claim under any insurance policy maintained by the Seller as set out in this clause 11.1.

11.2The Buyer shall procure that any person acquiring any interest in any Group Company enters into a deed of adherence in a form reasonably satisfactory to the Seller and the Warrantors agreeing to be bound by clause 11.1 above.

11.3If the Seller or any Group Company has made a claim before the date of this Agreement under an insurance policy maintained by the Seller or any other member of the Seller’s Group in respect of any event which caused loss or damage to a Group Company, the Seller shall or shall procure that the applicable member of the Seller’s Group shall remit any proceeds which it receives during the period from 12 months prior to the date of this Agreement up to Completion in respect of such a claim (less any deduction and withholdings required by law) to the relevant Group Company within 30 days after the Seller or such applicable member of the Seller’s Group receives the insurance proceeds.  For the avoidance of doubt, the Buyer acknowledges and agrees that the Seller shall have no obligation under this Agreement to make any claim under an insurance policy maintained by it or to dispute the amount paid by the relevant insurer in respect of any claim or to pay to the Buyer any amount greater than the insurance proceeds so paid.

12Announcements

12.1Except to the extent otherwise expressly permitted by this Agreement, the parties shall not make any public announcement or issue a press release or respond to any enquiry from the press or other media concerning or relating to this Agreement or its subject matter or any ancillary matter.

12.2Notwithstanding any other provision in this Agreement, either party may, after consultation with the other party whenever practicable, make or permit to be made an announcement concerning or relating to this Agreement or its subject matter or any ancillary matter if and to the extent required by:

(a)law; or

(b)any securities exchange on which either party’s securities are listed or traded; or

(c)any regulatory or governmental or other authority with relevant powers to which either party is subject or submits, whether or not the requirement has the force of law.

13Confidentiality

13.1The Seller acknowledges that the Buyer’s Group will be required to disclose the purchase price, historical audited financial statements and other transaction information necessary for the Buyer's Group to fulfil its disclosure obligations to the US Securities and Exchange Commission.

13.2Each of the Seller and the Buyer hereby undertakes that it shall both during and after the term of this Agreement preserve the confidentiality of the Non-Disclosable Information, and except to the extent otherwise expressly permitted by this Agreement, not directly or indirectly reveal, report, publish, disclose or transfer or use for its own or any other purposes such Non-Disclosable Information.

13.3Notwithstanding any other provision in this Agreement, any party to this Agreement may, after consultation with the other parties whenever practicable, disclose Non-Disclosable Information if and to the extent:

(a)required by law; or

(b)required by any securities exchange on which either party’s (or their respective group’s) securities are listed or traded; or

(c)required by any regulatory or governmental or other authority with relevant powers to which either party is subject or submits (whether or not the authority has the force of law); or

(d)required to vest the full benefit of this Agreement in that party or to enforce any of the rights of that party in this Agreement; or

(e)required by its professional advisers, officers, employees, consultants, subcontractors or agents to provide their services (and subject always to similar duties of confidentiality); or

(f)that information is in or has come into the public domain through no fault of that party; or

(g)the other parties have given prior written consent to the disclosure; or

(h)it is necessary to obtain any relevant tax clearances from any appropriate tax authority.

13.4Notwithstanding any other provision in this Agreement, the Seller may disclose Non-Disclosable Information to the following:

(a)any fund promoted, advised or managed by, or affiliated to Duke Street LLP; or

(b)any entity over which such fund has control; or

(c)any investor or proposed investor in, or coinvestor with, such fund; or

(d)its Affiliates;

(e)to any purchaser or bona fide potential purchaser of the all or part of the Seller’s Group, or all or a material part of its assets and / or undertaking; or

(f)the disclosure is required by a Taxing Authority

13.5The restrictions contained in this clause 13 shall continue to apply after Completion without limit in time.

13.6Nothing in this clause 13 shall serve to prevent the Buyer’s Group from using and continuing to use Confidential Information in the ordinary course of the Business.

14Entire agreement

14.1This Agreement, the Warranty Deed and the documents referred to or incorporated in this Agreement constitute the entire agreement and understanding between the parties relating to the subject matter of this Agreement and supersede and extinguish any prior drafts, agreements, undertakings, representations, warranties and arrangements of any nature whatsoever, whether or not in writing, between the parties in relation to the subject matter of this Agreement, the Warranty Deed and any such other document.

14.2Each of the parties acknowledges and agrees that it has not entered into this Agreement in reliance on any statement or representation of any person (whether a party to this Agreement or not) other than as expressly incorporated in this Agreement.

14.3Nothing in this Agreement, or in any other document referred to herein shall be read or construed as excluding any liability or remedy as a result of fraud or fraudulent misrepresentation.

14.4Without limiting the generality of the foregoing, each of the parties irrevocably and unconditionally waives any right or remedy it may have to claim damages and/or to rescind this Agreement by reason of any misrepresentation (other than a fraudulent misrepresentation) having been made to it by any person (whether party to this Agreement or not) and upon which it has relied in entering into this Agreement.

14.5Except as provided in clauses 14.3 and 14.4 each of the parties acknowledges and agrees that the only cause of action available to it under the terms of this Agreement shall be for breach of contract and except as provided in clauses 14.3 and 14.4 it will have no rights of rescission or termination.

15Cumulative rights

The rights of the Buyer under this Agreement are independent, cumulative and without prejudice to all other rights available to it whether as a matter of common law, statute, custom or otherwise.

16Assignment and transfer

16.1This Agreement is personal to the parties and except as provided in clause 16.2 below, no party may assign, transfer, subcontract, delegate, charge or otherwise deal in any other manner with this Agreement or any of its rights or obligations nor grant, declare, create or dispose of any right or interest in it without the prior written consent of the other party.

16.2Notwithstanding clause 16.1 the Seller may assign, transfer, subcontract, delegate, charge or otherwise deal in any other manner with this Agreement or any of their rights or obligations or grant, declare, create or dispose of any right or interest in it to any of the following:

(a)any fund promoted, advised or managed by, or affiliated to, Duke Street LLP; or

(b)any entity over which such fund has control; or

(c)any investor or proposed investor in, or coinvestor with, such fund; or

(d)its Affiliates,

provided that the Seller has provided to the Buyer written notice reasonably promptly following the assignment specifying reasonable details as to the identity of the proposed assignee.

16.3Any purported assignment, transfer, subcontracting, delegation, charging or dealing in contravention of this clause shall be ineffective.

16.4Notwithstanding clause 16.1, the Buyer may assign its rights (“Rights”) (but not its obligations) under this Agreement and the Warranty Deed:

(a)to its banks or other finance providers by way of security;

(b)to a member of the Buyer’s Group (which for these purposes only shall mean Cardtronics, Inc. and its subsidiaries) (a “Permitted Assignee”) provided that if such Permitted Assignee shall subsequently cease to be a member of the Buyer’s Group the Permitted Assignee shall assign the Rights assigned to it to the buyer or to another continuing member of the Buyer’s Group (in respect of whom this clause 16.4(b) shall apply mutatis mutandis), provided that the Seller and/or the Warrantors shall be under no greater obligation or liability thereby than if such assignment had never occurred and that the amount of loss or damage recoverable by the assignee shall be calculated as if that person had been originally named as the Buyer in this Agreement, the Group Relief Deed and the Warranty Deed (and, in particular, shall not exceed the sum which would, but for such assignment, have been recoverable hereunder by the Buyer in respect of the relevant fact, matter or circumstance) provided that the Buyer has provided the Seller and the Warrantors with written notice reasonably promptly following the assignment specifying reasonable details as to the identity of the proposed assignee.

17Costs and expenses

17.1Except as otherwise stated in this Agreement, each party shall pay its own costs and expenses in relation to the negotiation, preparation, execution, performance and implementation of this Agreement and each document referred to in it and other agreements forming part of the transaction, save that this clause shall not prejudice the right of any party to seek to recover its costs in any litigation or dispute resolution procedure which may arise out of this Agreement.

17.2Any payment in respect of the W&I Insurance Policy in excess of the W&I Insurance Policy Premium shall be for the account of the Buyer. For the avoidance of doubt if the Buyer takes out any additional insurance in respect of the PWC Debt Restructuring or takes out insurance for a period of more than one year or incurs any additional cost in respect of insurance in excess of the W&I Insurance Policy Amount, any costs associated with that insurance policy will be for the account of the Buyer.

18Interest on late payments

18.1If a party fails to pay any sum payable by it on the due date for payment under this Agreement, it shall pay interest on the overdue sum for the period from and including the due date of payment up to the date of actual payment (after as well as before judgment) in accordance with clause 18.2.

18.2The interest referred to in clause 18.1 shall accrue from day to day and shall be paid on demand at the rate of 1 per cent above the base rate from time to time of Barclays Bank plc.

19No set-off

All payments to be made under this Agreement shall be made in full without any set-off or counterclaim and free from any deduction or withholding save as may be required by law in which event such deduction or withholding shall not exceed the minimum amount which it is required to law to deduct or withhold and the payer will simultaneously pay to the payee such additional amounts as will result in the receipt by the payee of a net amount equal to the full amount which would otherwise have been receivable had no such deduction or withholding been required.

20Effect of Completion

This Agreement shall, to the extent that it remains to be performed, continue in full force and effect notwithstanding Completion.

21Waiver

21.1A waiver of any right, power, privilege or remedy provided by this Agreement must be in writing and may be given subject to any conditions thought fit by the grantor.  For the avoidance of doubt, any omission to exercise, or delay in exercising, any right, power, privilege or remedy provided by this Agreement shall not constitute a waiver of that or any other right, power, privilege or remedy.

21.2The Buyer shall not be entitled to waive any right, power, privilege or remedy provided by this Agreement against one or more of the UK Warrantors without waiving the corresponding right, power, privilege or remedy waived or a waiver of any other right, power, privilege or remedy provided by this Agreement against all of the UK Warrantors.

21.3The Buyer shall not be entitled to waive any right, power, privilege or remedy against one or more of the German Warrantors without waiving the corresponding right, power, privilege or remedy provided by this Agreement against all of the German Warrantors.

21.4Any single or partial exercise of any right, power, privilege or remedy arising under this Agreement shall not preclude or impair any other or further exercise of that or any other right, power, privilege or remedy.

22Variation

Any variation of this Agreement or of any of the documents referred to in it is valid only if it is in writing and signed by or on behalf of each party.

23Severance

23.1If any provision of this Agreement is held to be invalid or unenforceable by any judicial or other competent authority, all other provisions of this Agreement will remain in full force and effect and will not in any way be impaired.

23.2If any provision of this Agreement is held to be invalid or unenforceable but would be valid or enforceable if some part of the provision were deleted, or the period of the obligation reduced in time, or the range of activities or area covered, reduced in scope, the provision in question will apply with the minimum modifications necessary to make it valid and enforceable.

24Notices

24.1Any communication to be given in connection with this Agreement shall be in writing in English except where expressly provided otherwise and shall either be delivered by hand or sent by first class prepaid post or fax.  Delivery by courier shall be regarded as delivery by hand.

24.2Such communication shall be sent to the address of the relevant party referred to in this Agreement or the fax number set out below or to such other address or fax number as may previously have been communicated to the other party in accordance with this clause 24.2 and clause 24.5.  Each communication shall be marked for the attention of the relevant person.

Party	Fax number	For the attention of:
Seller and a copy to SJ Berwin LLP, 10 Queen Street Place, London EC4R 1BE	+ 353 1207 6039 +44 (0)20 7111 2000	Julian Rothwell Tim Wright
Warrantors	N/A	Each Warrantor as set out at Schedule 1
Buyer	+001 832 308 4761	Chris Brewster Mike Keller
and a copy to Squire Sanders (UK) LLP, Trinity Court, 16 John Dalton Street, Manchester M60 8HS	+44 870 460 2753	Jane Haxby

24.3A communication shall be deemed to have been served:

(a)if delivered by hand at the address referred to in clause 24.2, at the time of delivery;

(b)if sent by first class prepaid post to the address referred to in clause 24.2, at the expiration of two clear days after the time of posting; and

(c)if sent by fax to the number referred to in clause 24.2, at the time of completion of transmission by the sender.

If a communication would otherwise be deemed to have been delivered outside normal business hours (being 9:30 a.m. to 5:30 p.m. on a Business Day) in the time zone of the territory of the recipient under the preceding provisions of this clause 24.3, it shall be deemed to have been delivered at the next opening of such business hours in the territory of the recipient.

24.4In proving service of the communication, it shall be sufficient to show that delivery by hand was made or that the envelope containing the communication was properly addressed and posted as a first class prepaid letter or that the fax was despatched and a confirmatory transmission report received, whether or not opened or read by the recipient.

24.5A party may notify the other parties to this Agreement of a change to its name, relevant person, address or fax number for the purposes of clause 24.2 provided that such notification shall only be effective on:

(a)the date specified in the notification as the date on which the change is to take place; or

(b)if no date is specified or the date specified is less than five clear Business Days after the date on which notice is deemed to have been served, the date falling five clear Business Days after notice of any such change is deemed to have been given.

24.6For the avoidance of doubt (and unless otherwise expressly agreed by the recipient), any Notice shall not be validly served if sent by electronic mail.

24.7For the avoidance of doubt, the parties agree that the provisions of clauses 24.1, 24.2, 24.3, 24.4, 24.5 and 24.6 shall not apply in relation to the service of any claim form, application notice, order, judgment or other document relating to or in connection with any proceeding, suit or action arising out of or in connection with this Agreement.

24.8For the purposes of this Agreement any communication to be made or given by the Buyer to the Warrantors or any of them shall be made to each Warrantor individually and any communication to be made or given by any Warrantor(s) to any other party shall only be made or given to such party by the Warrantor(s) himself (themselves).

25Counterparts

This Agreement may be executed in any number of counterparts, each of which shall constitute an original, and all the counterparts shall together constitute one and the same agreement.

26Governing language

26.1This Agreement is in English.

26.2If this Agreement is translated into any language other than English, the English language text shall prevail in any event.

26.3Each notice, instrument, certificate or other communication to be given by one party to another in this Agreement or in connection with this Agreement shall be in English (being the language of negotiation of this Agreement) and if such notice, instrument, certificate or other communication or this Agreement is translated into any other language, the English language text shall prevail.

27Governing law

This Agreement is governed by and is to be construed in accordance with English law.

28Jurisdiction

The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement.

29Interpretation

29.1The clause and paragraph headings and the table of contents used in this Agreement are inserted for ease of reference only and shall not affect construction.

29.2References in this Agreement and the Schedules to the parties, the Introduction, Schedules and clauses are references respectively to the parties, the Introduction and Schedules to and clauses of this Agreement.

29.3References to documents “in the agreed form” are to documents in terms agreed between the parties prior to execution of this Agreement and initialled by them or on their behalf.

29.4References to “writing” or “written” includes any other non-transitory form of visible reproduction of words.

29.5References to times of the day are to that time in London and references to a day are to a period of 24 hours running from midnight.

29.6References to any English legal term or legal concept shall in respect of any jurisdiction other than England be deemed to include that which most approximates in that jurisdiction to such English legal term or legal concept.

29.7References to persons shall include bodies corporate, unincorporated associations and partnerships, in each case whether or not having a separate legal personality.

29.8References to the word “include” or “including” (or any similar term) are not to be construed as implying any limitation and general words introduced by the word “other” (or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things.

29.9Save where the context specifically requires otherwise, words importing one gender shall be treated as importing any gender, words importing individuals shall be treated as importing corporations and vice versa, words importing the singular shall be treated as importing the plural and vice versa, and words importing the whole shall be treated as including a reference to any part thereof.

29.10References to statutory provisions, enactments or EC Directives shall include references to any amendment, modification, extension, consolidation, replacement or re-enactment of any such provision, enactment or Directive (whether before or after the date of this Agreement), to any previous enactment which has been replaced or amended and to any regulation, instrument or order or other subordinate legislation made under such provision, enactment or Directive, unless any such change imposes upon any party any liabilities or obligations which are more onerous than as at the date of this Agreement.

29.11A company or other entity shall be a “holding company” for the purposes of this Agreement if it falls within either the meaning attributed to that term in section 1159 and Schedule 6 Companies Act 2006 or the meaning attributed to the term “parent undertaking” in section 1162 and Schedule 7 of such Act, and a company or other entity shall be a “subsidiary” for the purposes of this Agreement if it falls within any of the meanings attributed to a “subsidiary” in section 1159 and Schedule 6 Companies Act 2006 or any of the meanings attributed to the term “subsidiary undertaking” in section 1162 and Schedule 7 of such Act, and the terms “subsidiaries” and “holding companies” are to be construed accordingly, save that an undertaking shall also be treated, for the purposes only of the membership requirement contained in subsections 1162(2)(b) and (d) Companies Act 2006, as a member of another undertaking if any shares in that other undertaking are held by a person (or its nominee) by way of security or in connection with the taking of security granted by the undertaking or any of its subsidiary undertakings.

29.12Section 1122 of the Corporation Taxes Act 2010 is to apply to determine whether one person is connected with another for the purposes of this Agreement.

30Rights of third parties

30.1Except as otherwise expressly stated, this Agreement does not confer any rights on any person or party (other than the parties to this Agreement) pursuant to the Contracts (Rights of Third Parties) Act 1999.

30.2Where a term of this Agreement is expressed to be for the benefit of or confers a right on a member of the Buyer’s Group, other than the Buyer (the “Third Party Rights”), such rights are enforceable by each such member of the Buyer’s Group in accordance with the Contracts (Rights of Third Parties) Act 1999 for so long as it shall remain a member of the Buyer’s Group.

30.3The Buyer may, at its discretion exercise the Third Party Rights on behalf of any relevant member of the Buyer’s Group as if the Buyer were such person save that no consent of a third party will be required to vary or waive the terms of this Agreement.

31Section 338(g) Internal Revenue Code Election

Nothing in this Agreement (nor any other agreement) shall in any way prohibit Cardtronics, Inc. and/or its Affiliates from making an election pursuant to Section 338(g) of the Internal Revenue Code of 1986 and the Treasury Regulations as defined and promulgated thereunder, with respect to the acquisition of the Group by the Buyer.

32Execution

This Agreement is executed and delivered by the parties on the date at the beginning of this Agreement.

SIGNATURES

Executed by PAYZONE VENTURES LIMITED

signature	/s/ Mike Maloney

print name	Mike Maloney
in the presence of:

signature of witness	/s/ A Creed

print name of witness	Adam Creed

Address	10 Queen Street Place
London
EC4R 1BE

Occupation	Solicitor

Executed by CARDTRONICS EUROPE LIMITED

signature	/s/ Michael E. Keller

print name	Michael E. Keller
in the presence of:

signature of witness	/s/ S. Wotherspoon

print name of witness	S. Wotherspoon

Address	7 Devonshire Square
London
EC2M 4YH

Occupation	Solicitor

Executed by JONATHAN SIMPSON-DENT

signature	/s/ Jonathan Simpson-Dent

print name	Jonathan Simpson-Dent
in the presence of:

signature of witness	/s/ S. Wotherspoon

print name of witness	S. Wotherspoon

Address	7 Devonshire Square
London
EC2M 4YH

Occupation	Solicitor

Executed by RIKKI DINSMORE

signature	/s/ Rikki Dinsmore

print name	Rikki Dinsmore
in the presence of:

signature of witness	/s/ S. Wotherspoon

print name of witness	S. Wotherspoon

Address	7 Devonshire Square
London
EC2M 4YH

Occupation	Solicitor

Executed MARK EDWARDS

signature	/s/ Rikki Dinsmore

print name	Rikki Dinsmore as attorney for Mark Edwards
in the presence of:

signature of witness	/s/ S. Wotherspoon

print name of witness	S. Wotherspoon

Address	7 Devonshire Square
London
EC2M 4YH

Occupation	Solicitor

Executed by ANDREAS RAABE

signature	/s/ Tim Halford

print name	Tim Halford as attorney for Andreas Raabe
in the presence of:

signature of witness	/s/ S. Wotherspoon

print name of witness	S. Wotherspoon

Address	7 Devonshire Square
London
EC2M 4YH

Occupation	Solicitor

Executed by ALASTAIR MAYNE

signature	/s/ Alastair Mayne

print name	Alastair Mayne
in the presence of:

signature of witness	/s/ S. Wotherspoon

print name of witness	S. Wotherspoon

Address	7 Devonshire Square
London
EC2M 4YH

Occupation	Solicitor

Executed by TIM HALFORD

signature	/s/ Tim Halford

print name	Tim Halford
in the presence of:

signature of witness	/s/ S. Wotherspoon

print name of witness	S. Wotherspoon

Address	7 Devonshire Square
London
EC2M 4YH

Occupation	Solicitor